P.O. BOX 8016, CARY, NC 27512-9903 YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: Gambling.com Group Limited Annual General Meeting For Shareholders of record as of March 24, 2023 TIME: Tuesday, May 16, 2023, 5:00 PM, Central European Time PLACE: Hades Business Center, Villa Leopold, 33, rue Grimaldi, 9800 Monaco This proxy is being solicited on behalf of the Board of Directors The undersigned hereby appoints Mark Blandford and Charles Gillespie (the "Named Proxies"), and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all ordinary shares of Gambling.com Group Limited which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given. WHEN THIS PROXY IS PROPERLY EXECUTED, THE SHARES REPRESENTED BY SUCH PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS’ RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE MAIL • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage- paid envelope provided INTERNET Go To: www.proxypush.com/GAMB • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote

Gambling.com Group Limited Annual General Meeting Please make your marks like this: THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3, 4, 5, AND 6 PROPOSAL Ordinary Resolutions YOUR VOTE FOR AGAINST ABSTAIN 1. To receive the Company's Annual Report and Accounts for the financial year ended December 31, 2022, together with the reports of the directors and the auditor. BOARD OF DIRECTORS RECOMMENDS FOR 2. To re-appoint Pär Sundberg as a Class II director of the Company. FOR 3. To re-appoint Gegg Michaelson as a Class II director of the Company. FOR 4. To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2024. 5. To authorise the audit committee to fix the remuneration of the auditors. Special Resolution 6. To adopt new memorandum and articles of association of the Company. FOR FOR FOR Enter the number of shares in relation to which your proxy is authorised to vote or leave blank to authorise your proxy to act in relation to your full voting entitlement. If you vote any number of shares less than your full entitlement, you can only vote by returning this Proxy Card in the mail. You cannot vote via the internet. Check here if this proxy appointment is one of multiple appointments being made. Check here if you would like to attend the meeting in person. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date X